Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q4 and Full Year 2025 Results
Ahead-of-plan performance of core business -
- Pursuing venture-scale upside from exploding AI Interference, Post-Quantum Cryptography and White-Label Switching markets -

KFAR SAVA, Israel, January 29, 2026 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2025.

Financial Results

Fourth quarter: Silicom’s revenues for the fourth quarter of 2025 totalled $16.9 million, a 17% increase compared with $14.5 million for the fourth quarter of 2024.

On a GAAP basis, the company’s net loss for the quarter was $2.5 million, or $0.44 per ordinary share (basic and diluted), compared with $6.1 million, or $1.05 per ordinary share (basic and diluted), for the fourth quarter of 2024.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $1.9 million, or $0.34 per ordinary share (basic and diluted), compared with $5.1 million, or $0.87 per ordinary share (basic and diluted) for the fourth quarter of 2024.

Full year 2025: Silicom’s revenues for 2025 were $61.9 million, an increase of 7% compared with $58.1 million for 2024.

On a GAAP basis, net loss for the year totalled $11.5 million, or $2.01 per ordinary share (basic and diluted), compared with $13.7 million, or $2.28 per ordinary share (basic and diluted), for 2024.

On a non-GAAP basis (as described and reconciled below), net loss for the year totalled $8.1 million, or $1.41 per ordinary share (basic and diluted), compared with $10.0 million, or $1.66 per ordinary share (basic and diluted), for 2024.

Guidance

Management projects that revenues for the first quarter of 2026 will range from $16.5 million to $17.5 million, representing 18% growth year-over-year in the mid-range of the guidance. This affirms the Company’s expectation of generating double digit annual growth in 2026.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “We are pleased to report better-than-projected growth for 2025 as a whole, with on-track Design Win momentum and 17% year-over-year growth for the fourth quarter. We achieved 8 new Design Wins during the year while continuing to expand the pipeline for our core solutions: Edge systems, Smart NICs and FPGA-based adapters. Many of our global customers continued to bring us new opportunities: for example, a global security-as-a-service giant recently doubled its business with us after just one year of cooperation, becoming an $8-10 million-per-year customer. In the year ahead, we expect to achieve 7-9 new Design Wins along with double-digit growth.”

Mr. Eizenman continued, “In parallel, we are extremely excited about three tectonic shifts currently underway in the technology infrastructure market that leverage our core expertise, capabilities, IP and customer base, offering us venture upside potential.

•
AI Inference: AI investments are currently shifting from training to inference, creating a total addressable market for hardware-based AI inference solutions that will top $80+ billion by 2030. This explosive market’s need for our bottleneck-busting networking solutions is a massive incremental opportunity for Silicom, and we are already moving strongly to address it. One of our customers is conducting a PoC utilizing our Inference-Optimized FPGA-based solution for a hyperscaler end-user, and we are developing a dedicated AI-NIC for another AI Inference leader. We have first orders in hand, follow-on PoCs in progress, and we are in advanced discussions with additional AI inference chip vendors.

•
Post-Quantum Cryptography (PQC): Although quantum computers will not be widely deployed for several years, suppliers must plan now to defend against ‘harvest now, decrypt later’ attack strategies. Driven by security risk and regulatory pressure, the PQC market is expected to grow to $3+ billion by 2030, and Silicom is one of the only existing providers of mature, production-ready, end-to-end hardware-based PQC accelerator solutions. As such, we are positioned to become a strong player in this market - and the fact that two leading customers have already selected us validates our technology and timing.

•
White-Label Switching: as a leading supplier of white-label Edge, SD-WAN, and SASE platforms with proprietary IP building blocks and know-how, we are positioned to introduce white-label switching solutions, thereby disrupting a $6+ billion incumbent market. We have already designed and shipped samples of three switching platforms to a leading cyber security customer, and are in active discussions with additional customers regarding follow-on opportunities.”

Mr. Eizenman concluded, “In summary, our core business is growing faster than projected, and any one of these three upside opportunities could become a massive growth engine. All of this is a natural outgrowth of the unique platform we’ve built over the past 20 years: our thriving core business, our technological expertise, our proven ability to execute and our Tier-1 customer base. All of this is backed by a rock-solid balance sheet, which enables us to invest in venture-scale growth while maintaining our conservative financial profile.

“As a result, Silicom represents a unique convergence: a company with a stable growing core business that also offers realistic, immediate exposure to $100+ billion in new opportunities in some of IT’s hottest markets. We have the technology, the ‘fortress’ balance sheet and the customer trust to execute, and look forward to further scaling our core business as we work to capture venture-style upside.”

***

Conference Call Details

Silicom’s Management will host an interactive conference today, January 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$35,156	$51,283
Short-term bank deposits	6,000	-
Marketable securities	6,958	20,860
Accounts receivables: Trade, net	9,194	11,748
Accounts receivables: Other	4,137	4,839
Inventories	52,031	41,060
Total current assets	113,476	129,790

Marketable securities	25,518	6,839
Assets held for employees’ severance benefits	1,670	1,483
Property, plant and equipment, net	3,140	3,055
Intangible assets, net	2,569	2,300
Right of Use	6,147	6,942
Total assets	$152,520	$150,409

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$11,116	$6,477
Other accounts payable and accrued expenses	14,479	6,945
Lease Liabilities	2,019	1,670

Total current liabilities	27,614	15,092

Lease Liabilities	4,252	4,797
Liability for employees’ severance benefits	3,049	2,649
Deferred tax liabilities	116	32

Total liabilities	35,031	22,570

Shareholders' equity
Ordinary shares and additional paid-in capital	76,647	73,859
Treasury shares	(55,171)	(53,512)
Retained earnings	96,013	107,492
Total shareholders' equity	117,489	127,839

Total liabilities and shareholders' equity	$152,520	$150,409

Silicom Ltd. Consolidated Statements of Operations
(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2025	2024	2025	2024
Sales	$16,908	$14,491	$61,926	$58,114
Cost of sales	11,869	10,358	43,000	41,516
Gross profit	5,039	4,133	18,926	16,598

Research and development expenses	5,021	4,681	20,054	19,508
Selling and marketing expenses	1,732	1,654	6,528	6,014
General and administrative expenses	1,096	1,376	4,605	4,354
Total operating expenses	7,849	7,711	31,187	29,876

Operating income (loss)	(2,810)	(3,578)	(12,261)	(13,278)

Financial income (expenses), net	313	360	1,653	1,961
Income (loss) before income taxes	(2,497)	(3,218)	(10,608)	(11,317)
Income taxes	37	2,912	871	2,391
Net income (loss)	$(2,534)	$(6,130)	$(11,479)	$(13,708)

Basic and diluted income (loss) per ordinary share (US$)	$(0.44)	$(1.05)	$(2.01)	$(2.28)
Weighted average number of ordinary shares used to compute basic and diluted income (loss) per share (in thousands)	5,706	5,811	5,707	6,020

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(Unaudited, US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2025	2024	2025	2024

GAAP gross profit	$5,039	$4,133	$18,926	$16,598
(1) Share-based compensation (*)	63	83	278	276
Non-GAAP gross profit	$5,102	$4,216	$19,204	$16,874

GAAP operating income (loss)	$(2,810)	$(3,578)	$(12,261)	$(13,278)
Gross profit adjustments	63	83	278	276
(1) Share-based compensation (*)	387	778	2,436	2,891
Non-GAAP operating income (loss)	$(2,360)	$(2,717)	$(9,547)	$(10,111)

GAAP net income (loss)	$(2,534)	$(6,130)	$(11,479)	$(13,708)
Operating income (loss) adjustments	450	861	2,714	3,167
(2) Lease liabilities - Financial expenses (income)	159	150	693	141
(3) Taxes on amortization of acquired intangible assets	-	22	-	419
Non-GAAP net income (loss)	$(1,925)	$(5,097)	$(8,072)	$(9,981)

GAAP net income (loss)	$(2,534)	$(6,130)	$(11,479)	$(13,708)
Adjustments for Non-GAAP Cost of sales	63	83	278	276
Adjustments for Non-GAAP Research and development expenses	158	387	1,097	1,373
Adjustments for Non-GAAP Selling and marketing expenses	97	191	665	728
Adjustments for Non-GAAP General and administrative expenses	132	200	674	790
Adjustments for Non-GAAP Financial income (loss), net	159	150	693	141
Adjustments for Non-GAAP Income taxes	-	22	-	419
Non-GAAP net income (loss)	$(1,925)	$(5,097)	$(8,072)	$(9,981)

GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.44)	$(1.05)	$(2.01)	$(2.28)
(1) Share-based compensation (*)	0.08	0.15	0.48	0.53
(2) Lease liabilities - Financial expenses (income)	0.02	0.03	0.12	0.02
(3) Taxes on amortization of acquired intangible assets	-	-	-	0.07
Non-GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.34)	$(0.87)	$(1.41)	$(1.66)

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))